SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.   An announcement regarding clarification of media reports concerning China Petroleum & Chemical Corporation (the “Registrant”);
2.   An announcement regarding resignation of director of the Registrant;
3.   An announcement regarding resolutions of the 24th meeting of the fifth session of the board of directors of the Registrant; and
4.   An announcement regarding the election of directors and supervisors of the Registrant;

Each made by the Registrant on April 27, 2015

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Clarification of Media Reports

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is made by China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) in accordance with Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company has noticed recent media reports saying that the Chinese government is working on forming an oil giant through merging China National Petroleum Corporation and China Petrochemical Corporation. The Company has taken such reports seriously and investigated the issue.

Upon inquiry with China Petrochemical Corporation, the controlling shareholder of the Company, neither the Company nor its controlling shareholder has ever received any information, written or verbal, from any government authority concerning the abovementioned reports. Furthermore, there is no information that should be, yet has not been, disclosed by the Company in this regard.

The Company would like to remind all the investors that all the information about the Company will be and only be officially published through designated media, i.e., China Securities Journal, Shanghai Securities News, Securities Times, the website of Shanghai Stock Exchange (http://www.sse.com.cn)and the Hong Kong Stock Exchange (http://www.hkexnews.hk). Investors are advised to exercise caution and beware of investment risks.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

Beijing, the PRC,
27 April 2015

As at the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#   Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Resignation of Director

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company”) hereby announces that, on 27 April 2015, the Company was informed by China Petrochemical Corporation, the controlling shareholder of the Company, that Mr. Wang Tianpu, non-executive Director and Vice Chairman of the Company, is currently under investigation by the competent authorities for suspected severe violation of relevant discipline and laws. Mr. Wang Tianpu has tendered his resignation to the Board on 27 April 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect. Mr. Wang Tianpu has confirmed that there has been no disagreement with the Company and the Board, and there is no other matter that should be brought to the attention of the shareholders of the Company. Based on information available to the Board, the Company is in normal production and operation.

China Petroleum & Chemical Corporation
Board of Directors

Beijing, the PRC,
27 April 2015

As at the date of this announcement, directors of the Company are: Fu Chengyu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao  Yaofeng*,  Dai  Houliang#,  Liu  Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#   Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON RESOLUTIONS OF THE 24TH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

This announcement is made by China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) in accordance with Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 24th Meeting (the “Meeting”) of the Fifth Session of the Board of Directors of Sinopec Corp. in writing was issued on 27 April 2015 and the Meeting was held on the same date in writing.

The Meeting was called and convened in compliance with the requirements of the relevant laws, administrative regulations, departmental rules, regulatory documents and articles of association. The following resolutions were approved after consideration and review:

I.	Resolution on the withdrawal of the “Resolution on Re-election of the Board of Directors of the Company”

The Board of Directors of the Company received a notice from China Petrochemical Corporation (“Sinopec Group”), the controlling shareholder of the Company, on 27 April 2015, in which Sinopec Group made three supplemental proposals including “Nominations of Candidates for Directors of the Sixth Session of the Board of Directors” in accordance with the requirements of the articles of association of the Company. Accordingly, the Board decided to withdraw the “Resolution on Re-election of the Board of Directors of the Company” originally to be submitted for consideration and review by the 2014 Annual General Meeting (the “AGM”) of the Company.

II.	Resolution on modifying the “Notice of 2014 Annual General Meeting to be held by China Petroleum & Chemical Corporation”

The Board of the Company received a notice from Sinopec Group on 27 April 2015, in which Sinopec Group made the following three supplemental proposals to the Board of the Company for consideration and review at the AGM pursuant to the requirements of the articles of association of the Company:

1.
Nominations of candidates of directors for the Sixth Session of the Board of Directors of the Company for submission to the AGM for election. The name list of director candidates is as follows: Fu Chengyu, Li Chunguang, Zhang Jianhua, Wang Zhigang, Dai Houliang, Liu Yun, Zhang Haichao, Jiao Fangzheng, Jiang Xiaoming, Andrew Y. Yan, Bao Guoming, Tang Min and Fan Gang. Among them, Fu Chengyu and Liu Yun are candidates of non-executive directors; Li Chunguang, Zhang Jianhua, Wang Zhigang, Dai Houliang, Zhang Haichao and Jiao Fangzheng are candidates of executive directors; Jiang Xiaoming, Andrew Y. Yan, Bao Guoming, Tang Min and Fan Gang are candidates of independent non-executive directors.

2.
Nominations of candidates of non-employee representative supervisors for the Sixth Session of Supervisory Committee for submission to the AGM for election. The name list of the candidates is as follows: Xu Bin, Liu Zhongyun, Zhou Hengyou and Zou Huiping. Among them, Xu Bin, Liu Zhongyun and Zhou Hengyou are candidates of external supervisors; Zou Huiping is the candidate of internal supervisor.

3.
Authorization for the Secretary to the Board to handle the relevant procedures relating to application, submission for approval, registration and filing required for the change of members of the Board of Directors and the Supervisory Committee on behalf of Sinopec Corp.

All independent non-executive directors of the Company have agreed to the above nominations of the candidates of directors for the Sixth Session of the Board of Directors. Based on the above, the Board has decided to make corresponding modifications to the “Notice of 2014 Annual General Meeting to be held by China Petroleum & Chemical Corporation” published on 22 March 2015 by the Company. The revised Notice of 2014 Annual General Meeting will be issued separately.

No votes against the above resolutions or abstentions were received.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
27 April 2015

As at the date of this announcement, directors of the Company are: Fu Chengyu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)
THE ELECTION OF DIRECTORS AND SUPERVISORS

Sinopec Corp. and its Board of Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Reference is made to the announcement of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) dated 20 March 2015 in relation to, among others, the election of the members of the sixth session of the Board of Directors (the “Board”), the announcement of the Company dated 27 April 2015 in relation to the resignation of Mr. Wang Tianpu and the board resolution announcement of the Company dated 27 April 2015 in relation to, among others, the withdrawal of the resolution (the “Relevant Resolution”) relating to election of the members of the sixth session of the Board at the annual general meeting of Sinopec Corp. for the year 2014 (the “AGM”) (the “Board Resolution Announcement”).

On 27 April 2015, the Company received a notice from China Petrochemical Corporation, the controlling shareholder of the Company, in which China Petrochemical Corporation nominated the candidates for the members of the sixth session of the Board and the candidates for the non-employee representative supervisors for the sixth session of the Supervisory Committee for election at the AGM. As a result, as disclosed in the Board Resolution Announcement, the Board withdrew the Relevant Resolution on 27 April 2015 and the Independent Non-executive Directors agreed with such nomination of the members of the sixth session of the Board. The elections of the candidates for the Board and the Supervisory Committee (as nominated by China Petrochemical Corporation) are subject to the shareholders’ approval by way of ordinary resolutions at the AGM (The employee representative supervisors have passed through the democratic procedures of Sinopec Corp.).

Details of the candidates of the Board:

Fu Chengyu*, aged 63, Mr. Fu is a professor level senior engineer and obtained a master’s degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (“CNOOC”) and foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd., a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd; in September 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of China Petrochemical Corporation; in May 2011, he was appointed as Chairman of Board of Directors of Sinopec Corp.

Li Chunguang#, aged 59, Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Vice President of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as President of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and President of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as a Director of Sinopec Corp.; since May 2013, he was Director and President of Sinopec Corp.

Zhang Jianhua#, aged 50, Mr. Zhang is a professor level senior engineer with a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in

November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd; in October 2014, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co.,Ltd.; and in May 2006, he was elected as a Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang#, aged 58, Mr. Wang is a professor level senior engineer with a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as a Director and appointed as Senior Vice President of Sinopec Corp.

Dai Houliang#, aged 51, Mr. Dai is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as a Director and appointed as Senior Vice President of Sinopec Corp.

Liu Yun*, aged 58, Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.; and in May 2009, he was elected as a Director of Sinopec Corp.

Zhang Haichao#, aged 58, Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec- BP Zhejiang Petroleum Sales Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.;in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in July 2014 he acted as Vice President of China Petrochemical Corporation; and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng#, aged 52, Mr. Jiao is a professor level senior engineer with a PhD degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Co. Ltd and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; since February 2015, he was Chairman of Sinopec Yizheng Chemical Fibre Company Limited; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Jiang Xiaoming+, aged 61, Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International Holdings Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Board Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and Independent Director of China Oilfield Services Co., Ltd. From May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Andrew Y. Yan+, aged 57, Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, CPMC Holdings Limited and Cogobuy Group, the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing BlueFocus Brand Management Consulting Co, Ltd.; and the Director of ATA Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director and Director of Hong Kong Office of Emerging Market Partnership, the management company of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Bao Guoming+, aged 64, Ms. Bao is a Professor, an international registered internal auditor and Certified Public Accountant of China with a master degree. Since December of 1992, she acted as associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association. From May 2012 to the present, she has acted as Independent Non-executive Director of Sinopec Corp. Ms. Bao is an expert who enjoys the State Council Special Allowance.

Tang Min+, aged 61, a PhD in economics. He is currently a Counsellor of the State Council of the PRC and the Executive Vice Chairman of YouChange China Social Entrepreneur Foundation. He is also an independent director of Beijing Venustech Inc. and an independent director of Minmetals Development Co., Ltd. He has served as the economist and senior economist at the Economic Research Centre of the Asian Development Bank from 1989 to 2000; chief economist at the Representative office of the Asian Development Bank in China from 2000 to 2004; deputy representative at the Representative Office of the Asian Development Bank in China from 2004 to 2007 and the deputy secretary-general of the China Development Research Foundation from 2007 to 2010.

Fan Gang+, aged 61, a PhD in economics. Mr. Fan is currently Vice President of China Society of Economic Reform, President of China Reform Foundation, Head of the National Economic Research Institution, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to worked for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal from 1992 to 1993 and as Deputy Head of the Institute of Economics Chinese Academy of Social Sciences from 1994 to 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, he served as a member of the Monetary Policy Committee of People’s Bank of China, and was recognized as one of the National Young and Middle-Aged Experts with Outstanding Contributions.

#   Executive Director
*   Non-executive Director
+   Independent Non-executive Director

Each of the candidates listed above, once elected at the AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the director shall start from the date when his appointment is approved by the AGM to the date when the term of the sixth session of the Board expires, and the remuneration for the services provided by executive directors under their service contracts will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The emolument for services provided by independent non-executive director under the service contract is RMB300,000 per year (before tax). The non-executive directors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remuneration obtained by the relevant directors of Sinopec Corp. during the relevant reporting period.

Other than disclosed above, none of the above 13 candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp. or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Details of the candidates of the supervisors assumed by non-employee representative

Xu Bin*, aged 58, a professor level senior administration engineer with a university diploma. In June 1999, Mr. Xu became Deputy Director of the 6th Discipline Inspection and Monitoring Office of the Central Commission for Discipline Inspection of CPC; in April 2000, became Deputy Director of the 3rd Discipline Inspection and Monitoring Office of CCDI of CPC; in November 2004, became the Bureau Level Inspector, Ombudsman and Deputy Director of the 3rd Discipline Inspection and Monitoring Office of the Central Commission for Discipline Inspection of CPC; in November 2006, became the Director of the Letters and Calls Office of Central Commission for Discipline Inspection of CPC; in May 2011, became a Member of the CPC Leading Group of China Petrochemical Corporation and the Team Leader of the Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation; and in October 2011, became the Board Director of China Petrochemical Corporation. Since May 2012, he has acted as the Chairman of the Board of Supervisors of Sinopec Corp.

Liu Zhongyun*, aged 52, a professor level senior engineer and a doctor of engineering. In December 2001, Mr. Liu became Deputy Chief Engineer of Shengli

Petroleum Administration Bureau of China Petrochemical Corporation; in December 2002, became a standing committee member of CPC Committee and Director of Organization Department of Shengli Petroleum Administration Bureau; in November 2004, became Deputy Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in December 2005, became Manager of Sinopec Shengli Oilfield Branch; in December 2008, became Secretary of CPC Committee, Vice President and Director of Sinopec International Petroleum Exploration and Production Corporation; in July 2010, became General Manager of Sinopec Northwest Oilfield Company, Director General and Deputy Secretary of CPC Committee of Northwest Petroleum Bureau under China Petrochemical Corporation. Since August 2014, Mr. Liu has acted as Assistant to President and Director General of HR Department of China Petrochemical Corporation.

Zhou Hengyou*, aged 52, a professor level senior administration engineer and a postgraduate. In December 1998, Mr. Zhou became a standing committee member of CPC Committee and Deputy Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in February 1999, became a standing committee member of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, became Deputy Secretary of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, became Deputy Secretary of CPC Committee and Secretary of Supervisory Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, became Secretary of CPC Committee and Deputy Director General of Jiangsu Petroleum Exploration Bureau; in March 2011, became Director General and Secretary of CPC Committee of China Petrochemical News. Since March 2015, he has acted as Director General of the General Office of China Petrochemical Corporation and Director General of Policy Research Department of the General Office.

Zou Huiping#, aged 54, a professor level senior accountant with a university diploma. In November 1998, Mr. Zou became Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he became Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he became Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he became Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he became Director General of Auditing Department of Sinopec Corp.. Since May 2006, he has acted as Supervisor of Sinopec Corp.

#   candidates for internal supervisor
*  candidates for external supervisor

Details of Supervisors Assumed by the Employees Representatives

Jiang Zhenying, aged 50, a professor level senior economist with a doctoral degree in Management. In December 1998, Mr. Jiang became the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he became the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he became the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he became the Director General (General Manager) and Executive Director of Sinopec Procurement Department (Sinopec International Co. Ltd.), and Secretary of the CPC Committee of Sinopec Procurement Management Department; in April 2010, he became the Director General (General Manager) and Executive Director of Sinopec Procurement Department (Sinopec International Co. Ltd.), and Deputy Secretary of the CPC Committee of Sinopec Procurement Department (Sinopec International Co. Ltd.); in November 2014, he became Director General of Security Management Department of Sinopec Corp.. Since December 2010, he has acted as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 51, a professor level senior engineer with university diploma. In June 2000, Mr. Yu became the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, became Director and Vice General Manger of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, became the Deputy Manager of Sinopec Zhenhai Refining & Chemical Company, in September 2007, became the Manager of Sinopec Zhenhai Refining & Chemical Company and Vice Party Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he has been the Director of the Production Management Department of Sinopec. Since May 2014, he has served as Director General of Sinopec Dispatching and Director Centre. Since December 2010, he has served as Employee Representative Supervisors of Sinopec Corp.

Wang Yajun, aged 48, a professor level senior administration engineer with university diploma. Mr. Yu served as Vice Secretary of CPC, Secretary of Discipline Inspection Committee and Labour Union Chairman of China Petrochemical Corporation Zhongyuan Petroleum Exploration Bureau. He became Party Secretary, Deputy Director General of Zhongyuan Petroleum Exploration Bureau and Vice General Manager of Zhongyuan Oilfield Company in November 2010. Mr. Wang has served as Secretary of CPC and Director of China Sinopec International Petroleum Exploration and Development Co., Ltd. since March 2015.

Each of the above candidates of the supervisors assumed by the non-employee representatives, once approved by the AGM, will enter into a service contract with Sinopec Corp. The above candidates of the supervisors assumed by the employees representatives which have passed through the democratic procedures of Sinopec Corp., will assume their offices at the same time when the supervisors assumed by the non-employee representatives of the Sixth Session of the Supervisory Committee assume their offices, and, once approved by the AGM, will enter into service contracts with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the Supervisors shall start from the date on which his appointment is approved by the AGM to the date when the term of the Sixth Session of the Supervisors expires, and the remuneration for the services provided by the internal supervisors and supervisors assumed by the employee representatives will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the relevant employee and performance of Sinopec Corp. as a whole. The external supervisors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remuneration obtained by supervisors of Sinopec Corp. during the reporting period in question.

Other than disclosed above, none of the above 7 candidates has served as directors of other listed companies and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp., or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

General

A supplemental notice and revised proxy form containing details disclosed in this announcement will be despatched to the holders of H shares shortly.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
27 April 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#   Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: April 28, 2015